CERTIFICATE OF QUALIFIED PERSON

PETER J. SMITH, P.ENG.

I, Peter J. Smith, P. Eng., residing at 951 Beachview Drive, North Vancouver, BC V7G 1P8, do hereby certify that:

1.	I am an independent consultant and President of Smith Foster & Associates Inc.

2.

This certificate applies to the technical report titled “Technical Report Preliminary Economic Assessment on the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of March 25, 2015.

3.	I graduated with a Bachelor’s Degree in Applied Science (Civil Engineering) from the University of British Columbia in 1968.

4.	I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of BC, registration number 12720.

5.	I have worked as a civil engineer, project manager, and senior engineering manager in Canada and internationally since graduation from university. My summarized career experience is as follows:

•	Engineer - Dept. of Fisheries & Oceans………………………….…….….	1968-1969
•	Engineer - Gruner AG Consulting Engineers, Switzerland………...……	1970-1974
•	Site Project Engineer - Alusuisse Engineering, Switzerland ………..…	1974-1979
•	Project and Construction Manager - Swan Wooster Engineering Ltd	1979-1985
•	Engineer and Co-Owner - Watson Smith Consultants Ltd…………...…	1985-1986
•	Director, Engineering - Vancouver Port Corporation…………………….	1986-1995
•	Managing Director, Ports & Infrastructure - Simons Consulting Ltd…	1995-2000
•	Senior VP, Industrial - UMA Engineering Ltd……………………………	2000-2006
•	Co-Owner & President - Axxent Engineering Ltd…………………..…….	2006-2012
•	Co-Owner & President - Smith Foster & Associates Inc……………	2012-Present

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am the qualified person responsible for Sections 1, 2, 3, 5, 18, 21, 22, 24, 25, 26, 27, and 28.

8.	I visited the site of the project that is the subject of this report on September 11, 2014.

9.	I have no prior involvement with the project that is the subject of this Technical Report.

10.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

11.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Peter J. Smith]

Peter J. Smith, P. Eng